MANAGEMENT’S DISCUSSION
AND ANALYSIS

FOR THE YEAR ENDED
DECEMBER 31, 2022

1050 – 625 Howe Street, Vancouver, B.C., Canada V6C 2T6
Phone: 604-449-9244 | Website: www.erocopper.com | Email: info@erocopper.com

Ero Copper Corp. December 31, 2022 MD&A

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at March 7, 2023 and should be read in conjunction with the audited consolidated financial statements of Ero Copper Corp. (“Ero”, the “Company”, or “we”) as at, and for the year ended December 31, 2022, and related notes thereto, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). All references in this MD&A to “Q4 2022” and “Q4 2021” are to the three months ended December 31, 2022 and December 31, 2021, respectively, and all references to "Fiscal 2022" and "Fiscal 2021" are to the years ended December 31, 2022 and December 31, 2021, respectively. All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of US dollars, unless otherwise indicated. References to “$”, “US$”, “dollars”, or “USD” are to US dollars, references to “C$” are to Canadian dollars, and references to “R$” or “BRL” are to Brazilian Reais.

This MD&A refers to various alternative performance (Non-IFRS) measures, including C1 cash cost of copper produced (per lb), C1 cash cost of gold produced (per ounce), all-in sustaining cost (“AISC”) of gold produced (per ounce), realized gold price (per ounce), EBITDA, Adjusted EBITDA, Adjusted net income attributable to owners of the Company, Adjusted net income per share attributable to owners of the Company, Net (Cash) Debt, Working Capital and Available Liquidity. Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" for a discussion of non-IFRS measures.

This MD&A contains “forward‐looking statements” that are subject to risk factors set out in a cautionary note contained at the end of this MD&A. The Company cannot assure investors that such statements will prove to be accurate, and actual results and future events may differ materially from those anticipated in such statements. The results for the periods presented are not necessarily indicative of the results that may be expected for any future period. Investors are cautioned not to place undue reliance on such forward-looking statements. All information contained in this MD&A is current and has been approved by the Board of Directors of the Company (the “Board”) as of March 7, 2023, unless otherwise stated.

BUSINESS OVERVIEW

Ero is a high-margin, high-growth, clean copper producer with operations in Brazil and corporate headquarters in Vancouver, B.C. The Company's primary asset is a 99.6% interest in the Brazilian copper mining company, Mineração Caraíba S.A. ("MCSA"), 100% owner of the Company's Caraíba Operations (formerly known as the MCSA Mining Complex), which are located in the Curaçá Valley, Bahia State, Brazil, and the Tucumã Project (formerly known as Boa Esperança), an IOCG-type copper project located in Pará, Brazil. The Company also owns 97.6% of NX Gold S.A. ("NX Gold") which owns the Xavantina Operations (formerly known as the NX Gold Mine), comprised of an operating gold and silver mine located in Mato Grosso, Brazil. Additional information on the Company and its operations, including technical reports on the Caraíba Operations, Xavantina Operations and Tucumã Project, can be found on the Company's website (www.erocopper.com), on SEDAR (www.sedar.com), and on EDGAR (www.sec.gov). The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”.

Ero Copper Corp. December 31, 2022 MD&A | Page 1

HIGHLIGHTS

	2022 - Q4	2022 - Q3	2021 - Q4	2022	2021
Operating Information
Copper (Caraíba Operations)
Ore Processed (tonnes)	745,850	720,725	646,319	2,864,230	2,370,571
Grade (% Cu)	1.84	1.68	2.01	1.76	2.08
Cu Production (tonnes)	12,664	11,189	11,918	46,371	45,511
Cu Production (lbs)	27,918,071	24,668,985	26,274,572	102,229,718	100,333,448
Cu Sold in Concentrate (tonnes)(1)	13,301	10,522	12,393	46,816	45,717
Cu Sold in Concentrate (lbs)(1)	29,323,118	23,197,347	27,320,802	103,211,464	100,788,419
C1 Cash Cost of Cu Produced (per lb)(2)	$1.41	$1.46	$0.96	$1.36	$0.77

Gold (Xavantina Operations)
Ore Processed (tonnes)	39,715	42,747	47,159	189,743	171,581
Au Production (oz)	11,786	10,965	8,544	42,669	37,798
Realized Au price (per oz)(2)(3)	$1,750	$1,739	$1,784	$1,807	$1,783
C1 Cash Cost of Au Produced (per oz)(2)	$445	$537	$582	$560	$525
AISC of Au produced (per oz)(2)	$1,096	$1,135	$910	$1,124	$732

Financial information ($ in millions, except per share amounts)
Revenues	$116.7	$85.9	$134.9	$426.4	$489.9
Gross profit	52.7	22.8	84.4	187.2	318.9
EBITDA(2)	58.7	27.9	80.7	218.6	296.4
Adjusted EBITDA(2)	58.2	32.1	86.8	208.6	331.9
Cash flow from operations	34.0	43.0	66.7	143.4	364.6
Net income	22.5	4.0	60.2	103.1	202.6
Net income attributable to owners of the Company	22.2	3.7	59.8	101.8	201.1
- Per share (Basic)	0.24	0.04	0.67	1.12	2.27
- Per share (Diluted)	0.24	0.04	0.65	1.10	2.21
Adjusted net income attributable to owners of the Company(2)	22.2	4.0	59.7	83.5	215.4
- Per share (Basic)	0.24	0.04	0.67	0.92	2.43
- Per share (Diluted)	0.24	0.04	0.65	0.91	2.37

Cash, cash equivalents and short-term investments	317.4	359.8	130.1	317.4	130.1
Working capital(2)	263.3	343.2	86.0	263.3	86.0
Net debt (cash)(2)	100.7	51.5	(70.9)	100.7	(70.9)

(1)    Copper sold in 2022 includes 905 tonnes or 1,996,065 lbs of copper from concentrates acquired from one of the Company's customers to settle accounts receivables in arrears.
(2) Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A.
(3)    Realized Au price includes the effect of ounces sold under the stream arrangement with Royal Gold. See "Realized Gold Price" section of "Alternative Performance (Non-IFRS) Measures" for detail.

Ero Copper Corp. December 31, 2022 MD&A | Page 2

Fourth Quarter and Full-Year 2022 Highlights

Strong Q4 2022 operating performance resulted in record full-year copper and gold production and 2022 production guidance beat

•The Caraíba Operations achieved record full-year production of 46,371 tonnes of copper in concentrate, following strong year-end operating performance driven by the addition of high-grade Project Honeypot stopes to the Q4 2022 production plan
◦Higher mined and processed copper grades during Q4 2022 resulted in copper production of 12,664 tonnes in concentrate, representing an increase of approximately 13% compared to the third quarter
◦Full-year copper production, which exceeded 2022 copper production guidance range of 43,000 to 46,000 tonnes, reflect a year-on-year increase to mill throughput of nearly 500,000 tonnes of ore
•Q4 2022 C1 cash costs(1) at the Caraíba Operations were $1.41 per pound of copper produced, bringing full-year copper C1 cash costs(1) to $1.36 per pound
•The Xavantina Operations delivered record quarterly and full-year gold production of 11,786 and 42,669 ounces, respectively
◦Q4 2022 gold production benefited from higher processed gold grades of 10.17 grams per tonne ("gpt"), representing an increase in grade of nearly 20% compared to Q3
◦Full-year gold production, which surpassed 2022 gold production guidance range of 39,000 to 42,000 ounces, increased approximately 13% year-on-year due to higher mill throughput as well as higher mined and processed gold grades
•Q4 2022 C1 cash costs(1) and AISC(1) at the Xavantina Operations were $445 and $1,096, respectively, per ounce of gold produced, resulting in full-year gold C1 cash costs(1) and AISC(1) of $560 and $1,124, respectively, per ounce
•Financial results for the quarter and full-year reflect (i) continued copper price weakness, (ii) inflation in the cost of key consumables and (iii) an elevated allocation of copper concentrate sales to the international market
◦Net earnings of $22.5 million in Q4 2022 and $103.1 million for the full-year 2022
◦Adjusted net income attributable to owners of the Company(1) of $22.2 million ($0.24 per share on a diluted basis) and $83.5 million ($0.91 per share on a diluted basis) for the full-year 2022
◦Full-year adjusted EBITDA(1) of $208.6 million includes $58.2 million of adjusted EBITDA(1) generated during Q4 2022
◦Q4 2022 cash flow from operations of $34.0 million brought full-year cash flow from operations to $143.4 million
•Capital expenditures were approximately $87 million during Q4 2022 as construction activity related to the Company's strategic growth initiatives ramped up. Full-year capital expenditures, including deposits on contracts, were just under $300 million, below revised 2022 capital expenditure guidance of $308 million to $354 million, primarily due to the success of Project Honeypot and subsequent deferral of the new external shaft delivery date for the Pilar Mine

(1)    Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A.

Ero Copper Corp. December 31, 2022 MD&A | Page 3

•Available liquidity at year-end was $392.4 million, including cash and cash equivalents of $177.7 million, short-term investments of $139.7 million, and $75.0 million of undrawn availability under the Company's senior secured revolving credit facility. Subsequent to year-end, the Company extended the maturity and increased the size of its senior secured revolving credit facility to $150.0 million, resulting in pro forma year-end liquidity of $467.4 million

Strategic growth initiatives gather momentum

•The Company continued to make strong progress on the construction of the Tucumã Project, which is advancing on schedule with over 20% physical completion achieved as of year-end
◦Mine pre-stripping accelerated during Q4 2022 with 1.6 million tonnes of pre-stripping volume, or approximately 12% of total, completed as of year-end. Waste and tailings dump construction is progressing on schedule with completion expected in Q3 2023
◦Completion of the on-site concrete batch plant and mobilization of the civil works contractor occurred subsequent to year-end with first foundations poured in February 2023
◦Approximately 55% of planned capital expenditures were under contract as of year-end, up from approximately 30% at the end of Q3 2022. An additional 25% of Feasibility Study capital expenditures remain in various stages of tendering or negotiation. Consistent with Q3 2022 project capital forecasts, total planned capital expenditures remain within 12% of pre-contingency Feasibility Study as of year-end
◦In partnership with The National Service for Industrial Training, a Brazilian non-profit organization focused on improving the competitiveness of Brazil's manufacturing sector through technical and vocational education, the Company commenced comprehensive training programs within the city of Tucumã and surrounding communities to further develop skills within the local community that are expected to support the development and operation of the Tucumã Project
•During the quarter, the Company's Pilar 3.0 initiative was significantly bolstered by the success of Project Honeypot as reflected in the Caraíba Operations' 2022 Strategic Life-of-Mine ("LOM") Plan (the "2022 LOM Plan") (please refer to press release dated November 7, 2022). Project Honeypot, an engineering initiative focused on recovering higher-grade material in the upper levels of the Pilar Mine, is one of three projects that together are expected to enable the creation of a two-mine system at the Pilar Mine. The other two components of Pilar 3.0 include (i) construction of a new external shaft to access the Deepening Extension Zone and (ii) an expansion of the Caraíba mill to 4.2 million tonnes per annum
◦The addition of Project Honeypot into the LOM Plan drove a significant increase to the Caraíba Operations' estimated mineral resources, mineral reserves and mine life, allowing the Company to defer the delivery date of the new external shaft by approximately nine months without impacting expected copper production
◦Construction of the new external shaft continued to advance well against the revised timeline with physical completion at approximately 20% as of year-end and approximately 35% of planned capital expenditures under contract or in the final stages of negotiation. Based upon current capital expenditure forecasts which reflect additional supplier and contractor quotes, construction of the new external shaft remains within 5% of budget
◦The Caraíba mill expansion remains on schedule with completion expected in Q4 2023

Ero Copper Corp. December 31, 2022 MD&A | Page 4

Events subsequent to year-end 2022 continue to bolster the Company's financial position

•Subsequent to year-end, the Company entered into a zero-cost collar program on 3,000 tonnes of copper per month for February through December of 2023. The collars establish a floor price at $3.50 per pound of copper on total hedged volumes of 33,000 tonnes of copper, representing approximately 75% of full-year production volumes. The program protects a meaningful portion of the Company's revenue at the Company's 2023 budget copper price which was used for capital, cash flow and liquidity planning purposes, while providing upside to increases in the copper price up to a cap of $4.76 per pound - within 5% of the all-time high copper price. The hedge contracts are financially settled on a monthly basis.
•In January 2023, the Company closed its amended senior secured revolving credit facility (the "Amended Senior Credit Facility"), increasing its capacity from $75.0 million to $150.0 million and extending the maturity from March 2025 to December 2026. The Company also achieved improved terms on the Amended Credit Facility, including a 25 basis point reduction to the applicable margin on drawn funds and reduced standby fees on undrawn commitments.

Ero Copper Corp. December 31, 2022 MD&A | Page 5

REVIEW OF OPERATIONS

The Caraíba Operations

Copper	2022 - Q4	2022 - Q3	2021 - Q4	2022	2021
Ore processed (tonnes)	745,850	720,725	646,319	2,864,230	2,370,571
Grade (% Cu)	1.84	1.68	2.01	1.76	2.08
Recovery (%)	92.3	92.2	92.7	91.9	92.4

Cu Production (tonnes)	12,664	11,189	11,918	46,371	45,511
Cu Production (lbs)	27,918,071	24,668,985	26,274,572	102,229,718	100,333,448

Concentrate grade (% Cu)	33.9	33.6	33.2	33.4	34.0
Concentrate sales (tonnes)	36,865	32,143	35,996	140,133	133,122
Cu Sold in concentrate (tonnes)	13,301	10,522	12,393	46,816	45,717
Cu Sold in concentrate (lbs)	29,323,118	23,197,347	27,320,802	103,211,464	100,788,419

C1 cash cost of copper produced (per lb)	$1.41	$1.46	$0.96	$1.36	$0.77

The Caraíba Operations delivered record full-year copper production of 46,371 tonnes in concentrate following strong year-end operating performance driven by the addition of high-grade Project Honeypot stopes to the Q4 2022 production plan. Higher mined and processed grades during Q4 2022 resulted in copper production for the period of 12,664 tonnes, representing a quarter-on-quarter increase of approximately 13%. Processed tonnage also increased during the quarter following the completion of planned maintenance on the Pilar Mine's material handling and transport system, contributing to a year-on-year increase in mill throughput for the full-year of nearly 500,000 tonnes of ore.

Mined ore production in Q4 2022 included:
•Pilar: 454,497 tonnes grading 1.77% copper (vs. 433,245 tonnes grading 1.74% copper in Q3 2022)
•Vermelhos: 234,778 tonnes grading 2.21% copper (vs. 238,217 tonnes grading 1.96% copper in Q3 2022)
•Surubim: 99,870 tonnes grading 0.43% copper (vs. 24,119 tonnes grading 0.68% copper in Q3 2022)

Contributions from the three mines resulted in total ore mined during the period of 802,466 tonnes grading 1.71% copper (as compared to 695,581 tonnes grading 1.77% copper in Q3 2022). During Q4 2022, 745,850 tonnes of ore grading 1.84% copper were processed, resulting in production of 12,664 tonnes of copper after average metallurgical recoveries of 92.3%. Total 2022 processed volumes of 2,864,230 tonnes grading 1.76% copper resulted in record copper production of 46,371 tonnes after average metallurgical recoveries of 91.9%.

C1 cash costs at the Caraíba Operations during the quarter were $1.41 per pound of copper produced, bringing full-year C1 cash costs to $1.36 per pound of copper produced. Lower Q4 2022 C1 cash costs compared to the prior period reflect (i) the impact of higher processed copper grades and (ii) the completion of planned maintenance on the Pilar Mine's material handling and transport system which drove increased trucking of ore and waste to accommodate temporarily reduced shaft availability

Ero Copper Corp. December 31, 2022 MD&A | Page 6

during Q3 2022. Despite improved Q4 2022 operating cost performance, C1 cash costs for the quarter and full-year continued to be impacted by (i) inflation in the cost of key consumables and (ii) a higher allocation of concentrate sales to the international market.

In 2023, the Caraíba Operations are expected to produce 44,000 to 47,000 tonnes of copper in concentrate with higher mill throughput levels expected towards the end of the year following the anticipated completion of the Caraíba mill expansion in Q4 2023. As a result, copper production is expected to be slightly weighted towards H2 2023 with Q1 2023 expected to contribute the lowest amount of production of the year due to planned stope sequencing driving lower anticipated processed copper grades.

The Company's 2023 C1 cash cost guidance range for the Caraíba Operations of $1.40 to $1.60 per pound of copper produced reflects (i) sales allocation of 100% of copper concentrate produced to the international market and (ii) elevated consumable cost input assumptions based on Q4 2022 consumable pricing. Q1 2023 C1 cash costs are expected to be slightly above the full-year guidance range due to the impact of lower anticipated copper grades and production during the quarter.

The Company will continue to review sales channel allocations throughout the year as its domestic customer progresses through a financial restructuring that commenced in Q4 2022. A resumption of domestic sales has the potential to lower concentrate sales costs.

Exploration activities during Q4 2022 continued to focus on infill drilling and resource conversion programs as well as the identification and testing of (i) in-mine extensions of mineralization within the Pilar and Vermelhos Mines, (ii) extensions of nickel mineralization identified within the Umburana System and (iii) regional copper exploration target testing. For additional information on the Company's nickel program, including recent Umburana System drill results, please see the Company's press release dated September 29, 2022.

The Xavantina Operations

Gold	2022 - Q4	2022 - Q3	2021 - Q4	2022	2021
Ore mined (tonnes)	39,755	42,747	47,159	189,783	171,581
Ore processed (tonnes)	39,715	42,747	47,159	189,743	171,581
Head grade (grams per tonne Au)	10.17	8.55	6.24	7.61	7.27
Recovery (%)	90.7	93.3	90.3	92.0	94.2

Gold ounces produced (oz)	11,786	10,965	8,544	42,669	37,798
Silver ounces produced (oz)	7,050	7,487	5,859	27,885	25,031

Gold sold (oz)	10,583	12,907	7,779	41,951	37,437
Silver sold (oz)	7,123	8,246	5,938	27,876	25,285

Realized gold price (per oz)(1)	$1,750	$1,739	$1,784	$1,807	$1,783
C1 cash cost of gold produced (per oz)	$445	$537	$582	$560	$525
AISC of gold produced (per oz)	$1,096	$1,135	$910	$1,124	$732
(1)    Realized Au price includes the effect of ounces sold under the stream arrangement with Royal Gold. See "Realized Gold Price" section of "Non-IFRS Measures" for detail.

Ero Copper Corp. December 31, 2022 MD&A | Page 7

The Xavantina Operations achieved record quarterly and full-year production of 11,786 and 42,669 ounces of gold, respectively, surpassing 2022 production guidance of 39,000 to 42,000 ounces. Higher processed gold grades of 10.17 grams per tonne during Q4 2022, representing an increase in processed grades of approximately 20% compared to Q3 2022, resulted in production of 11,786 ounces of gold and 7,050 ounces of silver (as by-product) from total mill feed of 39,715 tonnes and after metallurgical recoveries of 90.7%. Full-year gold production increased approximately 13% compared to 2021 due to higher mill throughput as well as higher mined and processed gold grades. Tonnes processed in 2022 totaled 189,743 at an average grade of 7.61 grams per tonne, producing 42,669 ounces of gold and 27,885 ounces of silver produced as by-product after metallurgical recoveries of 92.0%.

C1 cash costs and AISC at the Xavantina Operations Q4 2022 were $445 and $1,096, respectively, per ounce of gold produced, bringing full-year C1 cash costs and AISC to $560 and $1,124, respectively, per ounce of gold produced (see Non-IFRS Measures).

The Company expects to produce 50,000 to 53,000 ounces of gold at the Xavantina Operations in 2023 with production expected to be lowest in Q1 2023 and slightly weighted towards H2 2023 due to higher mill throughput levels following the expected commencement of production from the Matinha vein during H2 2023.

The Xavantina Operations' 2023 C1 cash cost guidance range of $475 to $575 per ounce of gold produced reflects the impact of significantly higher anticipated mined and processed gold grades in 2023 compared to 2022, partially offset by elevated consumable cost assumptions reflecting Q4 2022 consumable pricing. The Company's AISC guidance range for 2023 is $725 to $825 per ounce of gold produced.

Exploration activities at the Xavantina Operations during the quarter continued to focus on testing extensions of the Matinha and Santo Antônio veins, which remain open for further extension. Infill drilling during the quarter also confirmed continuity of high grades within mining areas planned for the next three years.

Ero Copper Corp. December 31, 2022 MD&A | Page 8

2023 Guidance

The Caraíba Operations

The Company expects to produce 44,000 to 47,000 tonnes of copper in concentrate at the Caraíba Operations at an average C1 cash cost between $1.40 and $1.60 per pound of copper produced. The guidance is based on total ore processed of approximately 3.3 million tonnes, average processed copper grades of approximately 1.50% and an average metallurgical recovery of 91.5%. Processed totals are expected to be comprised of:

•1.9 million tonnes grading 1.60% copper from the Pilar Mine;
•850,000 tonnes grading 1.75% copper from the Vermelhos Mine; and
•550,000 tonnes grading 0.70% copper from the Surubim Mine.

For the full year, copper production is expected to be slightly weighted towards H2 2023 due to higher mill throughput levels at the end of the year following the completion of the Caraíba mill expansion, expected in Q4 2023. Copper production in Q1 2023 is expected to be the lowest of the year driven by planned stope sequencing.

The Company's 2023 C1 cash cost guidance range for the Caraíba Operations of $1.40 to $1.60 per pound of copper produced reflects (i) sales allocation of 100% of copper concentrate produced to the international market and (ii) elevated consumable cost input assumptions based on Q4 2022 consumable pricing. Q1 2023 C1 cash costs are expected to be slightly above the full-year guidance range due to the impact of lower anticipated copper grades and production during the quarter.

The Company will continue to review sales channel allocations throughout the year as its domestic customer progresses through a financial restructuring that commenced in Q4 2022. A resumption of domestic sales has the potential to lower concentrate sales costs.

The Xavantina Operations

2023 gold production at the Xavantina Operations is expected to be 50,000 to 53,000 ounces at average C1 cash costs between $475 to $575 per ounce of gold produced and all-in sustaining costs ("AISC") between $725 and $825 per ounce of gold produced assuming key consumables remain at elevated Q4 2022 levels for the duration of 2023.

The Xavantina Operations is expected to process approximately 175,000 tonnes of ore, average gold grades of approximately 10.00 gpt and average metallurgical recoveries of 92.0%. Gold production is also expected to be lowest in Q1 2023 with full-year gold production expected to be slightly weighted towards H2 2023 due to higher mill throughput levels following the expected commencement of production from the Matinha vein during H2 2023.

2023 Exploration Objectives

The Company expects to spend a consolidated $31 to $41 million on exploration across its operations for the full year. The primary objectives of these programs are:

•At the Caraíba Operations, the Company expects to spend a total of $22 to $27 million during the full year. Exploration objectives include (i) delineating extensions of nickel mineralization identified within the Umburana system, (ii) drill testing additional regional nickel and copper

Ero Copper Corp. December 31, 2022 MD&A | Page 9

targets throughout the Curaçá Valley and (iii) extending high-grade mineralization within the Pilar and Vermelhos Mines.
•At the Xavantina Operations, the Company expects to spend a total of $6 to $7 million during the full year. Exploration objectives include testing extensions of the Santo Antonio and Matinha veins to depth and drill testing extensions of the primary shear-zone that hosts the Xavantina Mine.
•At the Tucumã Project, the Company expects to spend less than $1 million during the year to further test extensions of near-mine mineralization.
•The Company has several ongoing strategic exploration initiatives throughout Brazil and is actively pursuing exploration-stage opportunities in the states of Mato Grosso and Pará. In 2023, the Company expects to spend between $3 and $5 million on these initiatives.

2023 Production and Cost Guidance

The Company's cost guidance for 2023 assumes a USD:BRL foreign exchange rate of 5.30, a gold price of $1,725 per ounce and a silver price of $20.00 per ounce.

2023 Guidance
The Caraíba Operations
Copper Production (tonnes)	44,000 - 47,000
C1 Cash Cost Guidance (US$/lb)(1)	$1.40 - $1.60

The Xavantina Operations
Au Production (ounces)	50,000 - 53,000
C1 Cash Cost Guidance (US$/oz)(1)	$475 - $575
All-in Sustaining Cost (AISC) Guidance (US$/oz)(1)	$725 - $825

Note:    Guidance is based on certain estimates and assumptions, including but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical performance. Please refer to the Company’s Annual Information Form for the year ended December 31, 2022 (the "AIF") and Management of Risks and Uncertainties in this MD&A for complete risk factors.
(1)     C1 cash costs of copper produced (per lb), C1 cash costs of gold produced (per ounce), and AISC are non-IFRS measures – Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A for a discussion of non-IFRS measures. Guidance is based on certain estimates and assumptions, including but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical performance.

Ero Copper Corp. December 31, 2022 MD&A | Page 10

2023 Capital Expenditure Guidance

The Company's capital expenditure guidance for 2023 assumes a USD:BRL foreign exchange rate of 5.30 and has been presented below in USD millions.

2023 Guidance
Caraíba Operations
Growth	$80 - $90
Sustaining	$65 - $75
Exploration	$22 - $27
Total, Caraíba Operations	$167 - $192

Tucumã Project
Growth	$150 - $165
Sustaining	$0
Exploration	$0 - $1
Total, Tucumã Project	$150 - $166

Xavantina Operations
Growth	$4 - $5
Sustaining	$12 - $14
Exploration	$6 - $7
Total, Xavantina Operations	$22 - $26

Other Exploration Projects	$3 - $5

Company Total
Growth	$234 - $260
Sustaining	$77 - $89
Exploration	$31 - $40
Total, Company	$342 - $389

Ero Copper Corp. December 31, 2022 MD&A | Page 11

REVIEW OF FINANCIAL RESULTS

The following table provides a summary of the financial results of the Company for Q4 2022 and Q4 2021. Tabular amounts are in thousands of US dollars, except share and per share amounts.

		Three months ended December 31,
	Notes	2022	2021

Revenue	1	$116,667	$134,869
Cost of sales	2	(63,953)	(50,506)
Gross profit		52,714	84,363
Expenses
General and administrative	3	(14,049)	(12,252)
Share-based compensation		(4,123)	(981)
Income before the undernoted		34,542	71,130
Finance income		5,041	964
Finance expense	4	(12,290)	(2,296)
Foreign exchange gain (loss)	5	4,569	(4,419)
Other expenses		(1,850)	(639)
Income before income taxes		30,012	64,740
Income tax expense
Current		(7,146)	(6,372)
Deferred		(394)	1,844
	6	(7,540)	(4,528)
Net income for the period		$22,472	$60,212

Other comprehensive gain (loss)
Foreign currency translation gain (loss)	7	23,398	(10,474)
Comprehensive income		$45,870	$49,738

Net income per share attributable to owners of the Company
Basic		$0.24	$0.67
Diluted		$0.24	$0.65
Weighted average number of common shares outstanding
Basic		91,522,358	89,637,768
Diluted		92,551,916	91,727,452

Ero Copper Corp. December 31, 2022 MD&A | Page 12

Notes:

1.    Revenues from copper sales in Q4 2022 was $98.3 million (Q4 2021 - $119.9 million) on sale of 29.3 million lbs of copper (Q4 2021 - 27.3 million lbs). The decrease in revenues was primarily attributed to lower coppers prices.

Revenues from gold sales in Q4 2022 was $18.4 million (Q4 2021 - $14.9 million) on sale of 10,583 ounces of gold (Q4 2021 - 7,779 ounces) at an average realized price of $1,750 per ounce (Q4 2021 - $1,784 per ounce). The increase in revenues was primarily attributable to higher sales volume, partially offset by lower realized prices than in the comparative quarter.

2.    Cost of sales for Q4 2022 from copper sales was $55.5 million (Q4 2021 - $43.6 million) which primarily comprised of $12.8 million (Q4 2021 - $11.6 million) in depreciation and depletion, $11.7 million (Q4 2021 - $11.2 million) in salaries and benefits, $10.7 million (Q4 2021 - $6.8 million) in materials and consumables, $7.7 million (Q4 2021 - $4.7 million) in contracted services, $7.0 million (Q4 2021 - $4.8 million) in maintenance costs, $2.7 million (Q4 2021 - $2.3 million) in utilities, and $2.6 million (Q4 2021 - $2.0 million) in sales expenses. The increase in cost of sales in Q4 2022 as compared to Q4 2021 was primarily attributable to overall inflationary pressure on materials and consumables, such as fuel, steel and concrete costs, spare parts, as well as higher depreciation and depletion due to an increase in asset base compared to the same quarter of the prior year.

Cost of sales for Q4 2022 from gold sales was $8.5 million (Q4 2021 - $6.9 million) which primarily comprised of $3.5 million (Q4 2021 - $2.0 million) in depreciation and depletion, $1.5 million (Q4 2021 - $1.6 million) in salaries and benefits, $1.4 million (Q4 2021 - $1.3 million) in contracted services, $1.0 million (Q4 2021 - $0.8 million) in materials and consumables, $0.5 million (Q4 2021 - $0.5 million) in utilities, and $0.3 million (Q4 2021 - $0.4 million) in maintenance costs. The increase in cost of sales in Q4 2022 as compared to Q4 2021 is primarily attributable to a 36% increase in gold ounces sold, overall inflationary pressure on costs, as well as higher depreciation and depletion attributed to an increase in depreciable asset base.

3.    General and administrative expenses for Q4 2022 was primarily comprised of $6.3 million (Q4 2021 - $6.0 million) in salaries and consulting fees, $2.5 million (Q4 2021 - $1.9 million) in office and administration expenses, $3.3 million (Q4 2021 - $3.0 million) in incentive payments, $0.7 million (Q4 2021 - $0.4 million) in accounting and legal costs, and $1.2 million (Q4 2021 - $0.9 million) in other costs. The increase in general and administrative expenses was mainly attributed to an increase in salaries and consulting fees, travelling and administrative activities to support overall growth in operations.

4.    Finance expense for Q4 2022 was $12.3 million (Q4 2021 - $2.3 million) and is primarily comprised of interest on loans and borrowings of $5.2 million (Q4 2021 - $0.6 million), accretion of deferred revenue of $0.8 million (Q4 2021 - $0.9 million), accretion of asset retirement obligations of $0.5 million (Q4 2021 - $0.4 million), lease interest of $0.2 million (Q4 2021 - $0.1 million), and other finance expense of $5.5 million (Q4 2021 - $0.9 million), which included a $3.3 million expected credit loss provision in relation to payment arrangement with one of the Company's customers in Brazil, Paranapanema S/A ("PMA"). In addition, $1.9 million (Q4 2021 - $nil) in interest was capitalized to projects in progress. The overall increase in finance expense in Q4 2022 as compared to Q4 2021 is primarily attributable to overall higher debt levels with the issuance of Senior Notes (as defined below) in February 2022.

5.    Foreign exchange gain for Q4 2022 was $4.6 million (Q4 2021 - $4.4 million loss). This amount is primarily comprised of unrealized foreign exchange gain on derivative contracts of $3.0 million (Q4 2021 - $3.3 million gain), foreign exchange gain on USD denominated debt of $1.0 million (Q4 2021 - $1.6 million loss) in MCSA for which the functional currency is the BRL, other foreign exchange gains of $0.5 million (Q4 2021 - $0.1 million gains), and realized foreign exchange gain on derivative contracts of $0.1 million (Q4 2021 - $6.2 million loss). The foreign exchange gains were primarily a result of a strengthening of BRL against USD at the end of Q4 2022 as compared to the prior quarter. The foreign exchange gain on unrealized derivative contracts are a result of mark-to-market calculations at period end.

6.    In Q4 2022, the Company recognized $7.5 million in income tax expense (Q4 2021 - $4.5 million), primarily as a result of increase in non-deductible expenses and increase in withholding tax on intercompany interest and dividends.

7.    The foreign currency translation gain is a result of a strengthening of the BRL against the USD during Q4 2022, which strengthened from approximately 5.41 BRL per US dollar at the beginning of Q4 2022 to approximately 5.22 BRL per US dollar by the end of the quarter, when translating the net assets of the Company’s Brazilian subsidiaries to USD for presentation in the Company’s consolidated financial statements.

Ero Copper Corp. December 31, 2022 MD&A | Page 13

The following table provides a summary of the financial results of the Company for Fiscal 2022 and 2021. Tabular amounts are in thousands of US dollars, except share and per share amounts.

		Year ended December 31,
	Notes	2022	2021	2020

Revenue	1	$426,392	$489,915	$324,076
Cost of sales	2	(239,217)	(171,057)	(135,939)
Gross profit		187,175	318,858	188,137
Expenses
General and administrative	3	(49,459)	(38,846)	(27,927)
Share-based compensation		(7,931)	(7,848)	(9,064)
Income before the undernoted		129,785	272,164	151,146
Finance income		10,295	2,991	1,346
Finance expense	4	(33,223)	(12,159)	(15,449)
Foreign exchange gain (loss)	5	19,910	(21,968)	(79,805)
NX Gold stream transaction fees		—	(1,219)	—
Recovery of value added taxes	6	—	—	8,886
Other expenses		(384)	(2,889)	(4,701)
Income before income taxes		126,383	236,920	61,423
Income tax expense
Current		(15,043)	(22,428)	(9,675)
Deferred		(8,273)	(11,860)	750
	6	(23,316)	(34,288)	(8,925)
Net income for the period		$103,067	$202,632	$52,498

Other comprehensive gain (loss)
Foreign currency translation gain (loss)	7	29,897	(24,252)	(49,553)
Comprehensive income		$132,964	$178,380	$2,945

Net income per share attributable to owners of the Company
Basic		$1.12	$2.27	$0.60
Diluted		$1.10	$2.21	$0.56
Weighted average number of common shares outstanding
Basic		90,789,925	88,602,367	86,368,535
Diluted		92,170,656	90,963,452	92,213,628

Ero Copper Corp. December 31, 2022 MD&A | Page 14

Notes:

1.    Revenues from copper sales in Fiscal 2022 was $351.4 million (Fiscal 2021 - $424.0 million), which included the sale of 103,211,464 lbs of copper compared to 100,788,419 lbs of copper for Fiscal 2021. The decrease in revenues is primarily attributed to lower copper prices. Revenue in YTD 2022 also included $6.0 million of copper concentrates acquired from one of the Company's customers to settle accounts receivables in arrears and sold to a different customer.

Revenues from gold sales in Fiscal 2022 was $75.0 million (Fiscal 2021 - $66.0 million), which included the sale of 41,951 ounces of gold at a realized price of $1,807 per ounce, compared to 37,437 ounces of gold sold at a realized price of $1,783 per ounce in for Fiscal 2021. The increase in revenues was attributable to both higher sales volume and higher realized prices compared to the prior year.

2.    Cost of sales for Fiscal 2022 from copper sales was $202.3 million (Fiscal 2021 - $142.9 million) which primarily consisted of $47.1 million (Fiscal 2021 - $39.2 million) in depreciation and depletion, $42.2 million (Fiscal 2021 - $33.2 million) in salaries and benefits, $36.0 million (Fiscal 2021 - $22.8 million) in materials and consumables, $25.9 million (Fiscal 2021 - $15.5 million) in contracted services, $24.3 million (Fiscal 2021 - $16.4 million) in maintenance costs, $10.6 million (Fiscal 2021 - $8.5 million) in utilities and $8.9 million (Fiscal 2021 - $6.7 million) in sales expenses. The increase in cost of sales was primarily attributed to a 21% increase in tonnes milled, a 4.5% stronger BRL against the USD compared to last year, as well as overall inflationary pressure on costs such as labour, materials and consumables. Cost of sales in YTD 2022 also included $6.1 million of copper concentrates acquired from one of the Company's customers to settle accounts receivables in arrears.

Cost of sales for Fiscal 2022 from gold sales was $36.9 million (Fiscal 2021- $28.2 million) which primarily comprised of $11.6 million (Fiscal 2021 - $7.8 million) in depreciation and depletion, $8.0 million (Fiscal 2021 - $6.3 million) in salaries and benefits, $6.3 million (Fiscal 2021 - $5.8 million) in contracted services, $5.9 million (Fiscal 2021 - $3.6 million) in materials and consumables, $2.4 million (Fiscal 2021 - $2.2 million) in utilities, and $2.0 million (Fiscal 2021 - $1.7 million) in maintenance costs. The increase in cost of sales was primarily attributed to strengthening of the BRL against the USD and overall inflationary pressure on costs.

3.    General and administrative expenses for Fiscal 2022 was primarily comprised of $24.3 million (Fiscal 2021 - $20.2 million) with respect to salaries and consulting fees, $9.3 million (Fiscal 2021 - $5.9 million) in office and administrative expenses, $8.2 million (Fiscal 2021 - $7.1 million) in incentive payments, $4.9 million (Fiscal 2021 - $3.7 million) in other general and administrative expenses, and $2.4 million (Fiscal 2021 - $1.6 million) in accounting and legal fees. The increase in general and administrative expenses in Fiscal 2022 was primarily attributable to increases in salaries, consulting fees and administrative activities to support overall growth in operations.

4.    Finance expense for Fiscal 2022 was $33.2 million (Fiscal 2021 - $12.2 million) and was primarily comprised of interest on loans at the corporate head office of $20.4 million (Fiscal 2021 - $5.2 million), accretion of deferred revenue of $3.4 million (Fiscal 2021 - $1.5 million), accretion of the asset retirement obligations of $2.2 million (Fiscal 2021 - $1.1 million), other finance expense of $7.4 million (Fiscal 2021 - $4.5 million), and lease interest of $0.7 million (Fiscal 2021 - $0.4 million), partially offset by gain on interest rate swap derivatives of $0.9 million (Fiscal 2021 - $0.5 million gain). In addition, $6.2 million (Fiscal 2021 - nil) in interest was capitalized to projects in progress. The overall increase in finance expense was primarily attributable to overall higher debt levels with the issuance of Senior Notes in February 2022, as well as a $3.3 million expected credit loss provision recognized in other finance expense in relation to payment arrangement with PMA.

5.    Foreign exchange gain for Fiscal 2022 was $19.9 million (Fiscal 2021 - $22.0 million loss). This amount was primarily comprised of a foreign exchange gain on unrealized derivative contracts of $33.1 million (Fiscal 2021 - $3.9 million) and a foreign exchange gain on USD denominated debt of $3.9 million (Fiscal 2021 - $5.4 million loss) in MCSA for which the functional currency is the BRL, partially offset by realized foreign exchange loss on derivative contracts of $12.5 million (Fiscal 2021 - $22.2 million) and other foreign exchange losses of $4.6 million (Fiscal 2021 - $1.7 million gains). The fluctuation in foreign exchange gains/losses were primarily a result of increased volatility of the USD/BRL foreign exchange rates. During Fiscal 2022, the BRL strengthened 7.0% against the USD. The foreign exchange gains/losses on unrealized derivative contracts are a result of mark-to-market calculations at period end and may not represent the amount that will ultimately be realized, which will depend on future changes to the USD/BRL foreign exchange rates.

6.    In Fiscal 2022, the Company recognized a $23.3 million income tax expense (Fiscal 2021 - income tax expense of $34.3 million), The decrease was primarily as a result of a decrease in income before income taxes, partially offset by increase in non-deductible expenses and increase in withholding tax on intercompany interest and dividends.

Ero Copper Corp. December 31, 2022 MD&A | Page 15

7.    The foreign currency translation income is a result of the strengthening of the BRL against the USD during Fiscal 2022 when translating the net assets of the Company’s Brazilian subsidiaries to USD for presentation in the Company’s consolidated financial statements.

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters. Tabular amounts are in millions of US Dollars, except share and per share amounts.

Selected Financial Information	Dec. 31,(1)	Sep. 30,(2)	Jun. 30,(3)	Mar. 31,(4)	Dec. 31,(5)	Sep. 30,(6)	Jun. 30,(7)	Mar. 31,
	2022	2022	2022	2022	2021	2021	2021	2021
Revenue	$116.7	$85.9	$114.9	$108.9	$134.9	$111.8	$120.7	$122.5
Cost of sales	$(64.0)	$(63.1)	$(64.3)	$(47.9)	$(50.5)	$(37.0)	$(35.3)	$(39.7)
Gross profit	$52.7	$22.8	$50.7	$61.0	$84.4	$68.0	$83.7	$82.8
Net income for period	$22.5	$4.0	$24.1	$52.5	$60.2	$26.4	$84.0	$32.1
Income per share attributable to the owners of the Company
- Basic	$0.24	$0.04	$0.26	$0.58	$0.67	$0.29	$0.95	$0.36
- Diluted	$0.24	$0.04	$0.26	$0.57	$0.65	$0.28	$0.89	$0.34
Weighted average number of common shares outstanding
- Basic	91,522,358	90,845,229	90,539,647	90,238,008	89,637,768	88,449,567	88,251,995	88,064,312
- Diluted	92,551,916	91,797,437	91,850,321	92,050,104	91,727,452	93,255,615	93,314,274	92,902,306

Notes:

1.During Q4 2022, the Company recognized net income of $22.5 million compared to $4.0 million in the preceding quarter. The increase was primarily attributable to a $29.9 million increase in gross profit as a result of 13% increase in copper production, partially offset by higher share-based payment expenses and a $3.3 million expected credit loss provision recognized in relation to payment arrangement with PMA.

2.During Q3 2022, the Company recognized net income of $4.0 million compared to $24.1 million in the preceding quarter. The decrease was primarily attributable to a $27.9 million decrease in gross profit as a result of 12% lower production, reduced copper and gold realized prices, and provisional pricing adjustments on copper concentrate sold in the prior quarter.

3.During Q2 2022, the Company recognized net income of $24.1 million compared to $52.5 million in the preceding quarter. The decrease was primarily attributable to volatility in foreign exchange gains or losses driven by the strengthening of the BRL against the USD in the quarter, which resulted in $3.3 million of foreign exchange losses compared to $18.7 million of foreign exchange gains in the preceding quarter and a $10.3 million decrease in gross profit as a result of reduced copper and gold realized prices and overall inflationary pressure on cost of sales. The increase in copper produced and sold was mostly offset by a provisional pricing adjustment.

4.During Q1 2022, the Company recognized net income of $52.5 million compared to $60.2 million in the preceding quarter. The decrease was primarily attributable to a $23.4 million decrease in gross profit as a result of reduced copper and gold sales volume, and overall inflationary pressure on cost of sales. Production and throughput for the quarter was adversely impacted by employee absenteeism due to COVID-19 and the seasonal influenza virus. The decrease in gross profit was partially offset by foreign exchange gains driven by the strengthening of the BRL against the USD in the

Ero Copper Corp. December 31, 2022 MD&A | Page 16

quarter, which resulted in $18.7 million of foreign exchange gains compared to $4.4 million of foreign exchange losses in the preceding quarter.

5.During Q4 2021, the Company recognized net income of $60.2 million compared to $26.4 million in the preceding quarter. The increase was primarily attributable to a $16.4 million increase in gross profit as a result of increased copper sales volume, as well as a $15.2 million decrease in foreign exchange losses as the BRL depreciation against the USD was relatively less than the preceding quarter.

6.During Q3 2021, the Company recognized net income of $26.4 million compared to $84.0 million in the preceding quarter, a decrease of $58.7 million primarily due to volatility in foreign exchange gains or losses driven by the weakening of the BRL against the USD in the quarter, resulting in $19.6 million of foreign exchange losses compared to foreign exchange gains of $30.7 million in the preceding quarter.

7.During Q2 2021, the Company recognized $30.7 million in foreign exchange gains. This amount is primarily comprised of foreign exchange gain on unrealized derivative contracts of $29.9 million, foreign exchange gain on USD denominated debt of $10.0 million in MCSA for which the functional currency is the BRL, partially offset by realized foreign exchange loss on derivative contracts of $6.0 million, and other foreign exchange losses of $3.2 million. The foreign exchange gains were primarily a result of a strengthening of BRL against USD in Q2 2021 as compared to the prior quarter. The foreign exchange gains on unrealized derivative contracts are a result of mark-to-market calculations at period end and may not represent the amount that will ultimately be realized, which will depend on future changes to the USD/BRL foreign exchange rates.

LIQUIDITY, CAPITAL RESOURCES, AND CONTRACTUAL OBLIGATIONS

Liquidity

As at December 31, 2022, the Company held cash and cash equivalents of $177.7 million which were primarily comprised of cash held with reputable financial institutions and are invested in highly liquid short-term investments with maturities of three months or less. In addition, the Company held short-term investments of $139.7 million with reputable financial institutions with maturities greater than three months and less than one year. The funds are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations.

Cash and cash equivalents have increased by $47.6 million since December 31, 2021. The Company’s cash flows from operating, investing, and financing activities during 2022 are summarized as follows:

•Cash from financing activities of $327.3 million, primarily consists of:
◦$392.0 million of net proceeds from the issuance of $400.0 million in Senior Notes (as defined below) and other loans;
◦$9.5 million of proceeds from equipment financings;
net of:
◦$55.7 million of repayment in Senior Credit Facility (as defined below); and
◦$15.4 million of interest paid on loans and borrowings;

•Cash from operating activities of $143.4 million, primarily consists of:
◦$218.6 million of EBITDA (see Non-IFRS Measures);
◦$3.2 million of additional advances from the NX Gold Precious Metal Purchase Agreement;

Ero Copper Corp. December 31, 2022 MD&A | Page 17

net of:
◦$33.1 million of unrealized gain on foreign exchange hedges;
◦$12.0 million of derivative contract settlements;
◦$5.4 million of income taxes paid; and
◦$18.0 million of net change in non-cash working capital items.

Partially offset by:
•Cash used in investing activities of $425.8 million, including:
◦$282.8 million of additions to mineral property, plant and equipment;
◦$130.0 million in short-term investments, net of interest received; and
◦$13.0 million of additions to exploration and evaluation assets.

In February 2022, the Company issued $400 million aggregate principal amount of senior unsecured notes (the "Senior Notes"). The Company received net proceeds of $392.0 million after transaction costs of $8.0 million. The Senior Notes mature on February 15, 2030 and bear annual interest at 6.5%, payable semi-annually in February and August of each year.

As at December 31, 2022, the Company had working capital of $263.3 million and available liquidity of $392.4 million.

Capital Resources

The Company’s primary sources of capital are comprised of cash from operations, cash and cash equivalents on hand and short-term investments. The Company continuously monitors its liquidity position and capital structure and, based on changes in operations and economic conditions, may adjust such structure by issuing new common shares or new debt as necessary. Taking into consideration cash flow from existing operations, management believes that the Company has sufficient working capital and financial resources to maintain its planned operations and activities for the foreseeable future.

At December 31, 2022, the Company had available liquidity of $392.4 million, including $177.7 million in cash and cash equivalents, $139.7 million in short-term investments and $75.0 million of undrawn availability under its senior secured revolving credit facility ("Senior Credit Facility").

At December 31, 2022, the Senior Credit Facility had a maturity date of March 31, 2025 and included an accordion feature to increase limit from $75.0 million to $100.0 million. The Senior Credit Facility bore interest on a sliding scale at a rate of LIBOR plus 2.25% to 4.25% depending on the Company’s consolidated leverage ratio. Commitment fees for any undrawn portion of the Senior Credit Facility were on a sliding scale between 0.56% to 1.06%.

In January 2023, the Senior Credit Facility was further amended to increase its limit from $75.0 million to $150.0 million with maturity extended from March 2025 to December 2026. The Amended Senior Credit Facility will bear interest on a sliding scale of SOFR plus an applicable margin of 2.00% to 4.00% depending on the Company's consolidated leverage ratio. Commitment fees for the undrawn portion of the Amended Senior Credit Facility will also be based on a sliding scale ranging from 0.45% to 0.90%.

Ero Copper Corp. December 31, 2022 MD&A | Page 18

In relation to its loans and borrowings, the Company is required to comply with certain financial covenants. As of the date of the consolidated financial statements, the Company is in compliance with these covenants. The loan agreements also contain covenants that could restrict the ability of the Company and its subsidiaries, MCSA, Ero Gold, and NX Gold, to, among other things, incur additional indebtedness needed to fund its respective operations, pay dividends or make other distributions, make investments, create liens, sell or transfer assets or enter into transactions with affiliates. There are no other restrictions or externally imposed capital requirements of the Company.

Contractual Obligations and Commitments

The Company has a precious metals purchase agreement with RGLD Gold AG ("Royal Gold"), a wholly-owned subsidiary of Royal Gold, Inc., whereby the Company is obligated to sell a portion of its gold production from the Xavantina Operations at contract prices.

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk and interest rate risk. Where material, these risks are reviewed and monitored by the Board.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s receivables from customers. The carrying amount of the financial assets below represents the maximum credit risk exposure as at December 31, 2022 and December 31, 2021:

	December 31, 2022	December 31, 2021
Cash and cash equivalents	$177,702	$130,129
Short-term investments	139,700	—
Accounts receivable	10,289	30,704
Note receivable	20,630	—
Deposits and other non-current assets	3,985	1,295
	$352,306	$162,128

The Company invests cash and cash equivalents and short-term investments with financial institutions that are financially sound based on their credit rating.

The Company’s exposure to credit risk associated with accounts receivable is influenced mainly by the individual characteristics of each customer. On November 30, 2022, one of the Company's customers in Brazil, PMA, filed for bankruptcy protection due to working capital difficulties after an operational incident in June which resulted in one of their plants being shutdown for 38 days. Preceding the announcement, the Company agreed to restructure PMA's outstanding accounts receivable balance of $23.9 million into a note receivable, guaranteed by certain assets of PMA, with payment terms over

Ero Copper Corp. December 31, 2022 MD&A | Page 19

24 monthly installments beginning in February 2023. The loan bears an annual interest rate equivalent to Brazil's CDI rate of approx. 13%. As a result of the arrangement, the Company recognized a credit loss provision of $3.3 million (2021 - $nil) in other finance expense during the year ended December 31, 2022. The amortized cost of the note receivable, net of the expected credit loss, at December 31, 2022 was $20.6 million, of which $10.2 million is classified as current and $10.4 million as non-current.

Liquidity risk

Liquidity risk is the risk associated with the difficulties that the Company may have meeting the obligations associated with financial liabilities that are settled with cash payments or with another financial asset. The Company's approach to liquidity management is to ensure as much as possible that sufficient liquidity exists to meet their maturity obligations on the expiration dates, under normal and stressful conditions, without causing unacceptable losses or with risk of undermining the normal operation of the Company.

The table below shows the Company's maturity of non-derivative financial liabilities on December 31, 2022:

Non-derivative financial liabilities	Carrying value	Contractual cash flows	Up to 12 months	1 - 2 years	3 - 5 years	More than 5 years
Loans and borrowings (including interest)	$418,057	$612,040	$33,366	$31,112	$82,562	$465,000
Accounts payable and accrued liabilities	84,603	84,603	84,603	—	—	—
Other non-current liabilities	4,618	15,632	—	6,295	8,768	569
Leases	10,963	10,963	9,390	667	628	—
Total	$518,241	$723,238	$127,359	$38,074	$91,958	$465,569

As at December 31, 2022, the Company has made commitments for capital expenditures through contracts and purchase orders amounting to $184.7 million, which are expected to be incurred over a six-year period. In the normal course of operations, the Company may also enter into long-term contracts which can be cancelled with certain agreed customary notice periods without material penalties.

The Company also has derivative financial liabilities for foreign exchange collar contracts whose notional amounts and maturity information is disclosed below under foreign exchange currency risk and interest rate risk.

Foreign exchange currency risk

The Company’s subsidiaries in Brazil are exposed to exchange risks primarily related to the US dollar. In order to minimize currency mismatches, the Company monitors its cash flow projections considering future sales expectations indexed to US dollar variation in relation to the cash requirement to settle the existing financings.

Ero Copper Corp. December 31, 2022 MD&A | Page 20

The Company's exposure to foreign exchange currency risk at December 31, 2022 relates to $11.7 million (December 31, 2021 – $7.8 million) in loans and borrowings of MCSA denominated in US dollars and Euros. In addition, the Company is also exposed to foreign exchange currency risk at December 31, 2022 on $44.6 million of intercompany loan balances (December 31, 2021 - $63.8 million) which have contractual repayment terms. Strengthening (weakening) in the Brazilian Real against the US dollar at December 31, 2022 by 10% and 20%, would have increased (decreased) pre-tax net income by $5.5 million and $11.0 million, respectively (December 31, 2021 – $7.0 million and $13.9 million. This analysis is based on the foreign currency exchange variation rate that the Company considered to be reasonably possible at the end of the year. The analysis assumes that all other variables, especially interest rates, are held constant.

The Company may use derivatives, including forward contracts, collars and swap contracts, to manage market risks. At December 31, 2022, the Company has entered into foreign exchange collar contracts at zero cost for notional amounts of $270.0 million (December 31, 2021 - notional amount of $179.5 million) with an average floor rate of 5.12 BRL to US Dollar and an average cap rate of 6.29 BRL to US Dollar. The maturity dates of these contracts are from January 27, 2023 to December 29, 2023 and are financially settled on a net basis. As of December 31, 2022 the Company had contracts with three different counterparties and the fair value of these contracts was a net asset of $3.2 million (December 31, 2021 - $28.7 million), consisting of an asset of $3.1 million included in other current assets and a asset of $0.1 million, included in deposits and other non-current assets in the statement of financial position. The fair value of foreign exchange contracts was determined based on option pricing models, forward foreign exchange rates and information provided by the counter party.

The change in fair value of foreign exchange collar contracts was a gain of $33.1 million for the year ended December 31, 2022 (a gain of $3.9 million for the year ended December 31, 2021) and has been recognized in foreign exchange gain (loss). In addition, during the year ended December 31, 2022, the Company recognized a realized loss of $12.5 million (realized loss of $22.2 million for the year ended December 31, 2021) related to the settlement of foreign currency forward collar contracts.

Interest rate risk

The Company is principally exposed to the variation in interest rates on loans and borrowings with variable rates of interest. Management reduces interest rate risk exposure by entering into loans and borrowings with fixed rates of interest or by entering into derivative instruments that fix the ultimate interest rate paid.

The Company is principally exposed to interest rate risk through Brazilian Real denominated bank loans of $2.9 million. Based on the Company’s net exposure at December 31, 2022, a 1% change in the variable rates would not materially impact its pre-tax annual net income.

Price risk

The Company may use derivatives, including forward contracts, collars and swap contracts, to manage commodity price risks. During the year ended December 31, 2022, the Company entered into various swap contracts to mitigate its copper price exposure during the quotational period on provisionally priced sales, resulting in a realized loss of $0.1 million (2021 - $nil) recognized in other expenses.

At December 31, 2022, the Company has provisionally priced sales that are exposed to commodity price changes. Based on the Company’s net exposure at December 31, 2022, a 10% change in the price of copper would have an impact of $0.8 million on pre-tax net income.

Ero Copper Corp. December 31, 2022 MD&A | Page 21

In January 2023, the Company entered into a copper contracts at zero-cost on 3,000 tonnes of copper per month for February through December of 2023. These copper derivative contracts establish a floor price at $3.50 per pound of copper and a cap price of $4.76 per pound on total hedged volumes of 33,000 tonnes of copper, representing approximately 75% of estimated full-year production volumes.

For a discussion of additional risks applicable to the Company and its business and operations, including risks related to the Company’s foreign operations, the environment and legal proceedings, see “Risk Factors” in the Company’s AIF.

OTHER FINANCIAL INFORMATION

Off-Balance Sheet Arrangements

As at December 31, 2022, the Company had no material off-balance sheet arrangements.

Outstanding Share Data

As of March 7, 2023, the Company had 92,260,300 common shares issued and outstanding.

ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

Critical Accounting Judgments and Estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.

The Company’s significant accounting policies and accounting estimates are contained in the Company’s consolidated financial statements for the year ended December 31, 2022. Certain of these policies, such as derivative instruments, deferred revenue, capitalization and depreciation of property, plant and equipment and mining interests, provision for rehabilitation and closure costs, and recovery of income taxes involve critical accounting estimates. Certain of these estimates are dependent on mineral reserves and resource estimates and require management of the Company to make subjective or complex judgments about matters that are inherently uncertain, and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions. Actual results may differ from these estimates.

Management continuously reviews its estimates, judgments and assumptions on an ongoing basis using the most current information available. Revisions to estimates are recognized prospectively.

Ero Copper Corp. December 31, 2022 MD&A | Page 22

Capital Expenditures

The following table presents capital expenditures at the Company’s operations.

Actual
2022
Caraíba Operations
Growth	$63,477
Sustaining	88,356
Exploration	34,786
Deposit on Projects	22,524
Total, Caraíba Operations	$209,143

Tucumã Project
Growth	47,382
Exploration	6,108
Deposit on Projects	5,938
Total, Tucumã Project	$59,428

Xavantina Operations
Growth	3,248
Sustaining	14,487
Exploration	13,038
Total, Xavantina Operations	$30,773

Corporate and Other
Exploration	7,149
Deposit on Projects	6
Total, Corporate and Other	$7,155

Consolidated
Growth	$114,107
Sustaining	102,843
Exploration	61,081
Deposit on Projects	28,468
Total, Consolidated	$306,499

Ero Copper Corp. December 31, 2022 MD&A | Page 23

ALTERNATIVE PERFORMANCE (NON-IFRS) MEASURES

The Company utilizes certain alternative performance (non-IFRS) measures to monitor its performance, including C1 cash cost of copper produced (per lb), C1 cash cost of gold produced (per ounce), AISC of gold produced (per ounce), realized gold price (per ounce), EBITDA, adjusted EBITDA, adjusted net income attributable to owners of the Company, adjusted net income per share, net (cash) debt, working capital and available liquidity. These performance measures have no standardized meaning prescribed within generally accepted accounting principles under IFRS and, therefore, amounts presented may not be comparable to similar measures presented by other mining companies. These non-IFRS measures are intended to provide supplemental information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The tables below provide reconciliations of these non-IFRS measures to the most directly comparable IFRS measures as contained in the Company’s financial statements.

Unless otherwise noted, the non-IFRS measures presented below have been calculated on a consistent basis for the periods presented.

C1 Cash Cost of Copper Produced (per lb)

C1 cash cost of copper produced (per lb) is a non-IFRS performance measure used by the Company to manage and evaluate the operating performance of its copper mining segment and is calculated as C1 cash costs divided by total pounds of copper produced during the period. C1 cash costs includes total cost of production, transportation, treatment and refining charges, and certain tax credits relating to sales invoiced to the Company's Brazilian customer on sales, net of by-product credits and incentive payments. C1 cash cost of copper produced per pound is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in supplement to IFRS measures.

The following table provides a reconciliation of C1 cash cost of copper produced per pound to cost of production, its most directly comparable IFRS measure.

Reconciliation:	2022 - Q4	2022 - Q3	2021 - Q4	2022	2021
Cost of production	$40,067	$39,047	$30,016	$146,292	$96,975
Add (less):
Transportation costs & other	2,362	2,209	1,998	9,019	6,331
Treatment, refining, and other	4,949	4,198	2,645	15,086	4,093
By-product credits	(6,103)	(4,929)	(6,250)	(22,282)	(22,983)
Incentive payments	(1,092)	(902)	(3,482)	(3,914)	(5,527)
Net change in inventory(1)	(861)	(3,849)	654	(6,040)	(1,697)
Foreign exchange translation and other	(47)	212	(293)	373	(97)
C1 cash costs	$39,275	$35,986	$25,288	$138,534	$77,095

(1)     Net change in inventory in the three months ended September 30, 2022 and the year ended December 31, 2022 included $6.1 million of copper concentrates acquired from one of the Company's customers to settle accounts receivables in arrears.

Ero Copper Corp. December 31, 2022 MD&A | Page 24

	2022 - Q4	2022 - Q3	2021 - Q4	2022	2021
Costs
Mining	$26,433	$23,594	$18,560	$94,086	$59,867
Processing	8,033	7,687	6,365	30,155	21,585
Indirect	5,963	5,436	3,968	21,489	14,533
Production costs	40,429	36,717	28,893	145,730	95,985
By-product credits	(6,103)	(4,929)	(6,250)	(22,282)	(22,983)
Treatment, refining and other	4,949	4,198	2,645	15,086	4,093
C1 cash costs	$39,275	$35,986	$25,288	$138,534	$77,095

Costs per pound
Payable copper produced (lb, 000)	27,918	24,669	26,275	102,230	100,333

Mining	$0.95	$0.96	$0.71	$0.92	$0.60
Processing	$0.29	$0.31	$0.24	$0.29	$0.22
Indirect	$0.21	$0.22	$0.15	$0.21	$0.14
By-product credits	$(0.22)	$(0.20)	$(0.24)	$(0.22)	$(0.23)
Treatment, refining and other	$0.18	$0.17	$0.10	$0.16	$0.04
C1 cash costs of copper produced (per lb)	$1.41	$1.46	$0.96	$1.36	$0.77

C1 Cash Cost of Gold produced (per ounce) and AISC of Gold produced (per ounce)

C1 cash cost of gold produced (per ounce) is a non-IFRS performance measure used by the Company to manage and evaluate the operating performance of its gold mining segment and is calculated as C1 cash costs divided by total ounces of gold produced during the period. C1 cash cost includes total cost of production, net of by-product credits and incentive payments. C1 cash cost of gold produced per ounce is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in supplemental to IFRS measures.

AISC of gold produced (per ounce) is an extension of C1 cash cost of gold produced (per ounce) discussed above and is also a key performance measure used by management to evaluate operating performance of its gold mining segment. AISC of gold produced (per ounce) is calculated as AISC divided by total ounces of gold produced during the period. AISC includes C1 cash costs, site general and administrative costs, accretion of mine closure and rehabilitation provision, sustaining capital expenditures, sustaining leases, and royalties and production taxes. AISC of gold produced (per ounce) is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in supplement to IFRS measures.

The following table provides a reconciliation of C1 cash cost of gold produced per ounce and AISC of gold produced per ounce to cost of production, its most directly comparable IFRS measure.

Ero Copper Corp. December 31, 2022 MD&A | Page 25

Reconciliation:	2022 - Q4	2022 - Q3	2021 - Q4	2022	2021
Cost of production	$4,834	$7,317	$4,737	$24,768	$19,837
Add (less):
Incentive payments	(167)	(177)	(150)	(1,117)	(788)
Net change in inventory	258	(1,031)	(16)	(119)	(27)
By-product credits	(199)	(145)	(128)	(613)	(586)
Foreign exchange translation and other	523	(80)	533	976	1,398
C1 cash costs	$5,249	$5,884	$4,976	$23,895	$19,834
Site general and administrative	1,196	1,011	699	3,648	1,976
Accretion of mine closure and rehabilitation provision	106	106	42	436	215
Sustaining capital expenditure	4,547	4,105	736	14,638	2,300
Sustaining leases	1,559	1,036	1,083	4,311	2,326
Royalties and production taxes	262	298	235	1,041	1,036
AISC	$12,919	$12,440	$7,771	$47,969	$27,687

Ero Copper Corp. December 31, 2022 MD&A | Page 26

	2022 - Q4	2022 - Q3	2021 - Q4	2022	2021
Costs
Mining	$2,311	$3,071	$2,403	$12,529	$9,394
Processing	2,067	1,867	1,843	7,917	7,465
Indirect	1,070	1,091	858	4,062	3,561
Production costs	5,448	6,029	5,104	24,508	20,420
By-product credits	(199)	(145)	(128)	(613)	(586)
C1 cash costs	$5,249	$5,884	$4,976	$23,895	$19,834
Site general and administrative	1,196	1,011	699	3,648	1,976
Accretion of mine closure and rehabilitation provision	106	106	42	436	215
Sustaining capital expenditure	4,547	4,105	736	14,638	2,300
Sustaining leases	1,559	1,036	1,083	4,311	2,326
Royalties and production taxes	262	298	235	1,041	1,036
AISC	$12,919	$12,440	$7,771	$47,969	$27,687

Costs per ounce
Payable gold produced (ounces)	11,786	10,965	8,544	42,669	37,798

Mining	$196	$280	$281	$294	$249
Processing	$175	$170	$216	$186	$197
Indirect	$91	$99	$100	$95	$94
By-product credits	$(17)	$(12)	$(15)	$(15)	$(15)
C1 cash costs of gold produced (per ounce)	$445	$537	$582	$560	$525
AISC of gold produced (per ounce)	$1,096	$1,135	$910	$1,124	$732

Ero Copper Corp. December 31, 2022 MD&A | Page 27

Realized Gold Price (per ounce)

Realized Gold Price (per ounce) is a non-IFRS ratio that is calculated as gross gold revenue divided by ounces of gold sold during the period. Management believes measuring Realized Gold Price (per ounce) enables investors to better understand performance based on the realized gold sales in each reporting period. The following table provides a calculation of Realized Gold Price (per ounce) and a reconciliation to gold segment revenues, its most directly comparable IFRS measure.

(in '000s except for ounces and price per ounce)	2022 - Q4	2022 - Q3	2021 - Q4	2022	2021
NX Gold revenue	$18,352	$22,172	$14,924	$74,988	$65,961
less: by-product credits	(199)	(145)	(128)	(613)	(586)
Gold revenue, net	$18,153	$22,027	$14,796	$74,375	$65,375
add: smelting, refining, and other charges	365	416	256	1,443	1,386

Gold revenue, gross	$18,518	$22,443	$15,052	$75,818	$66,761
- spot (cash)	$14,391	$16,572	$11,649	$57,416	$57,657
- stream (cash)	$785	$1,169	$682	$3,621	$1,825
- stream (amortization of deferred revenue)	$3,342	$4,702	$2,721	$14,781	$7,279

Total gold ounces sold	10,583	12,907	8,437	41,951	37,437
- spot	8,321	9,532	6,517	31,869	32,264
- stream	2,262	3,375	1,920	10,082	5,173

Realized gold price (per ounce)	$1,750	$1,739	$1,784	$1,807	$1,783
- spot	$1,729	$1,739	$1,787	$1,802	$1,787
- stream (cash + amort. of deferred revenue)	$1,824	$1,740	$1,772	$1,825	$1,760
- cash (spot cash + stream cash)	$1,434	$1,375	$1,462	$1,455	$1,589

Earnings before interest, taxes, depreciation, and amortization (“EBITDA”) and Adjusted EBITDA

EBITDA and adjusted EBITDA are non-IFRS performance measures used by management to evaluate its debt service capacity and performance of its operations. EBITDA represents earnings before finance expense, income taxes, depreciation and amortization. Adjusted EBITDA is EBITDA before the pre-tax effect of adjustments for non-cash and/or non-recurring items required in determination of EBITDA for covenant calculation purposes.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to net income, its most directly comparable IFRS measure.

Ero Copper Corp. December 31, 2022 MD&A | Page 28

Reconciliation:	2022 - Q4	2022 - Q3	2021 - Q4	2022	2021
Net Income	$22,472	$3,999	$60,212	$103,067	$202,632
Adjustments:
Finance expense	12,290	7,283	2,296	33,223	12,159
Income tax expense	7,540	1,887	4,528	23,316	34,288
Amortization and depreciation	16,361	14,743	13,675	58,969	47,291
EBITDA	$58,663	$27,912	$80,711	$218,575	$296,370
Foreign exchange (gain) loss	(4,569)	65	4,419	(19,910)	21,968
Share based compensation	4,123	4,151	981	7,931	7,848
Incremental COVID-19 costs	—	—	669	1,956	4,459
NX Gold stream transaction fees	—	—	—	—	1,219
Adjusted EBITDA	$58,217	$32,128	$86,780	$208,552	$331,864

Adjusted net income attributable to owners of the Company and Adjusted net income per share attributable to owners of the Company

“Adjusted net income attributable to owners of the Company” is net income attributed to shareholders as reported, adjusted for certain types of transactions that, in management's judgment, are not indicative of our normal operating activities or do not necessarily occur on a recurring basis. “Adjusted net income per share attributable to owners of the Company” (“Adjusted EPS”) is calculated as "adjusted net income attributable to owners of the Company" divided by weighted average number of outstanding common shares in the period. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investor and analysts use these supplemental non-IFRS performance measures to evaluate the normalized performance of the Company. The presentation of Adjusted EPS is not meant to substitute the net income (loss) per share attributable to owners of the Company (“EPS”) presented in accordance with IFRS, but rather it should be evaluated in conjunction with such IFRS measures.
The following table provides a reconciliation of Adjusted net income attributable to owners of the Company and Adjusted EPS to net income attributable to the owners of the Company, its most directly comparable IFRS measure.

Ero Copper Corp. December 31, 2022 MD&A | Page 29

Reconciliation:	2022 - Q4	2022 - Q3	2021 - Q4	2022	2021
Net income as reported attributable to the owners of the Company	$22,159	$3,745	$59,804	$101,831	$201,053
Adjustments:
Share based compensation	4,123	4,151	981	7,931	7,848
Unrealized foreign exchange (gain) loss on USD denominated balances in MCSA	(1,782)	2,106	1,642	25	5,348
Unrealized foreign exchange gain on foreign exchange derivative contracts	(3,017)	(6,733)	(3,125)	(32,960)	(3,762)
Incremental COVID-19 costs	—	—	664	1,944	4,434
NX Gold stream transaction fees	—	—	—	—	1,219
Unrealized gain on interest rate derivative contracts	—	—	(714)	—	(1,270)
Tax effect on the above adjustments	731	706	477	4,726	574
Adjusted net income attributable to owners of the Company	$22,214	$3,975	$59,729	$83,497	$215,444

Weighted average number of common shares
Basic	91,522,358	90,845,229	89,637,768	90,789,925	88,602,367
Diluted	92,551,916	91,797,437	91,727,452	92,170,656	90,963,452

Adjusted EPS
Basic	$0.24	$0.04	$0.67	$0.92	$2.43
Diluted	$0.24	$0.04	$0.65	$0.91	$2.37

Net (Cash) Debt

Net (cash) debt is a performance measure used by the Company to assess its financial position and ability to pay down its debt. Net (cash) debt is determined based on cash and cash equivalents, short-term investments, net of loans and borrowings as reported in the Company’s consolidated financial statements. The following table provides a calculation of net (cash) debt based on amounts presented in the Company’s consolidated financial statements as at the periods presented.

	December 31, 2022	September 30, 2022	December 31, 2021
Current portion of loans and borrowings	$15,703	$9,049	$4,344
Long-term portion of loans and borrowings	402,354	402,275	54,906
Less:
Cash and cash equivalents	(177,702)	(210,244)	(130,129)
Short-term investments	(139,700)	(149,554)	—
Net debt (cash)	$100,655	$51,526	$(70,879)

Ero Copper Corp. December 31, 2022 MD&A | Page 30

Working Capital and Available Liquidity

Working capital is calculated as current assets less current liabilities as reported in the Company’s consolidated financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and ability to meet its current obligations using its current assets. Available liquidity is calculated as the sum of cash and cash equivalents, short-term investments and the undrawn amount available on its revolving credit facilities. The Company uses this information to evaluate the liquid assets available. The following table provides a calculation for these based on amounts presented in the Company’s consolidated financial statements as at the periods presented.

	December 31, 2022	September 30, 2022	December 31, 2021
Current assets	$392,427	$444,188	$208,686
Less: Current liabilities	(129,121)	(100,943)	(122,660)
Working capital	$263,306	$343,245	$86,026

Cash and cash equivalents	177,702	210,244	130,129
Short-term investments	139,700	149,554	—
Available undrawn revolving credit facilities(1)	75,000	75,000	100,000
Available liquidity	$392,402	$434,798	$230,129

(1) In January 2023, the Company amended its Senior Credit Facility to increase its limit from $75.0 million to $150.0 million and extended the maturity from March 2025 to December 2026.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

The Company’s management, with the participation of the CEO and CFO, is responsible for establishing and maintaining adequate disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”) using Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") as its internal control framework.

The Company’s DC&P are designed to provide reasonable assurance that material information related to the Company is identified and communicated on a timely basis.

The Company’s ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of ICFR, no matter how well designed, has inherent limitations and cannot provide absolute assurance that all misstatements and instances of fraud, if any, within the Company have been prevented or detected. The Company’s ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

As required by National Instrument 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings, the Company’s management, including the CEO and CFO, has evaluated the design and

Ero Copper Corp. December 31, 2022 MD&A | Page 31

operating effectiveness of the Company’s DC&P and ICFR and concluded that the Company’s DC&P and ICFR were effective as of December 31, 2022.

There were no changes in the Company’s DC&P and ICFR that materially affected, or are reasonably likely to materially affect, ICFR during the year ended December 31, 2022.

NOTE REGARDING SCIENTIFIC AND TECHNICAL INFORMATION

Unless otherwise indicated, scientific and technical information in this MD&A relating to Ero’s properties (“Technical Information”) is based on information contained in the following:

The report prepared in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) and entitled “2022 Mineral Resources and Mineral Reserves of the Caraíba Operations, Curaçá Valley, Bahia, Brazil”, dated December 22, 2022 with an effective date of September 30, 2022, prepared by Porfirio Cabaleiro Rodrigues, FAIG, Bernardo Horta de Cerqueira Viana, FAIG, Fábio Valério Câmara Xavier, MAIG and Ednie Rafael Moreira de Carvalho Fernandes, MAIG all of GE21 Consultoria Mineral Ltda. (“GE21”), Dr. Beck Nader, FAIG of BNA Mining Solutions (“BNA”) and Alejandro Sepulveda, Registered Member (#0293) (Chilean Mining Commission) of NCL Ingeniería y Construcción SpA (“NCL”) (the “Caraíba Operations Technical Report”). Each a “qualified person” and “independent” of the Company within the meanings of NI 43-101.

The report prepared in accordance with NI 43-101 and entitled “Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina”, dated January 8, 2021 with an effective date of September 30, 2020, prepared by Porfirio Cabaleiro Rodrigues, FAIG, Leonardo de Moraes Soares, MAIG, Bernardo Horta de Cerqueira Viana, FAIG, and Paulo Roberto Bergmann, FAusIMM, each of GE21 and a “qualified person” and “independent” of the Company within the meanings of NI 43-101 (the “Xavantina Operations Technical Report”).

The report prepared in accordance with NI 43-101 and entitled “Boa Esperança Project NI 43-101 Technical Report on Feasibility Study Update”, dated November 12, 2021 with an effective date of August 31, 2021, prepared by Kevin Murray, P. Eng., Erin L. Patterson, P.E. and Scott C. Elfen, P.E. all of Ausenco Engineering Canada Inc. (or its affiliate Ausenco Engineering USA South Inc. in the case of Ms. Patterson), Carlos Guzmán, FAusIMM RM CMC of NCL and Emerson Ricardo Re, MSc, MBA, MAusIMM (CP) (No. 305892), Registered Member (No. 0138) (Chilean Mining Commission) and Resource Manager of the Company on the date of the report (now of HCM Consultoria Geologica Eireli (“HCM”)) (the “Tucumã Project Technical Report”). Each of Kevin Murray, P. Eng., Erin L. Patterson, P.E. and Scott C. Elfen, P.E., Carlos Guzmán, FAusIMM RM CMC and Emerson Ricardo Re, MAusIMM (CP), is a “qualified person” of the Company within the meanings of NI 43-101. Each of Kevin Murray, P. Eng., Erin L. Patterson, P.E. and Scott C. Elfen, P.E., and Carlos Guzmán, FAusIMM RM CMC are “independent” of the Company within the meaning of NI 43-101. Emerson Ricardo Re, MAusIMM (CP), as Resource Manager of the Company (on the date of the report and now of HCM), was not “independent” of the Company on the date of the report, within the meaning of NI 43-101.

Reference should be made to the full text of the Caraíba Operations Technical Report, the Xavantina Operations Technical Report and the Tucumã Project Technical Report, each of which is available for review on the Company's website at www.erocopper.com and under the Company’s profile on SEDAR at www.sedar.com, and EDGAR at www.sec.gov.

Ero Copper Corp. December 31, 2022 MD&A | Page 32

The disclosure of Technical Information in this MD&A has been reviewed and approved by Cid Gonçalves Monteiro Filho, SME RM (04317974), MAIG (No. 8444), MAusIMM (No. 3219148) and Resource Manager of the Company who is a “qualified person” within the meanings of NI 43-101.

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements include statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Forward-looking statements may include, but are not limited to, statements with respect to the Company’s production, operating cost and capital expenditure guidance, mineral reserve and mineral resource estimates; targeting additional mineral resources and expansion of deposits; capital and operating cost estimates and economic analyses (including cash flow projections), including those from the Caraíba Operations Technical Report, the Xavantina Operations Technical Report and the Tucumã Project Technical Report; the Company’s expectations, strategies and plans for the Caraíba Operations, the Xavantina Operations and the Tucumã Project, including the Company’s planned exploration, development, construction and production activities; the results of future exploration and drilling; estimated completion dates for certain milestones; successfully adding or upgrading mineral resources and successfully developing new deposits; the costs and timing of future exploration, development and construction including but not limited to the Deepening Extension Project at the Caraíba Operations and the Tucumã Project; the timing and amount of future production at the Caraíba Operations, the Xavantina Operations and the Tucumã Project; the timing, receipt and maintenance of necessary approvals, licenses and permits from applicable governments, regulators or third parties; the Company's expectations regarding planned capital expenditures for the Tucumã Project, the Deepening Extension Project and/or the Caraíba Mill expansion project falling within contingency levels; expectations regarding the Company's ability to manage risks related to future copper price fluctuations and volatility; future financial or operating performance and condition of the Company and its business, operations and properties, including expectations regarding liquidity, capital structure, competitive position and payment of dividends; expectations regarding future currency exchange rates; and any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking statements, including, without limitation, risks discussed in this MD&A and in the AIF under the heading “Risk Factors”. The risks discussed in this MD&A and in the AIF are not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended.

Forward-looking statements are not a guarantee of future performance. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could

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differ materially from those anticipated in such statements. Forward-looking statements involves statements about the future and are inherently uncertain, and the Company’s actual results, achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to herein and in the AIF under the heading “Risk Factors”.

The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond the Company’s control. In connection with the forward-looking statements contained in this MD&A and in the AIF, the Company has made certain assumptions about, among other things: favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper, gold and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the Caraíba Operations, the Xavantina Operations and the Tucumã Project being as described in the respective technical report for each property; production costs; the accuracy of budgeted exploration, development and construction costs and expenditures; the price of other commodities such as fuel; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; work force continuing to remain healthy in the face of prevailing epidemics, pandemics or other health risks (including COVID-19), political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. Although the Company believes that the assumptions inherent in forward-looking statements are reasonable as of the date of this MD&A, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained in this MD&A.

Forward-looking statements contained herein are made as of the date of this MD&A and the Company disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

Cautionary Notes Regarding Mineral Resource and Reserve Estimates

Unless otherwise indicated, all reserve and resource estimates included in this MD&A and the documents incorporated by reference herein have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements

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of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information included herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this MD&A and the documents incorporated by reference herein use the terms “measured resources,” “indicated resources” and “inferred resources” as defined in accordance with NI 43-101 and the CIM Standards.

Further to recent amendments, mineral property disclosure requirements in the United States (the “U.S. Rules”) are governed by subpart 1300 of Regulation S-K of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) which differ from the CIM Standards. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system (the “MJDS”), Ero is not required to provide disclosure on its mineral properties under the U.S. Rules and will continue to provide disclosure under NI 43-101 and the CIM Standards. If Ero ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the MJDS, then Ero will be subject to the U.S. Rules, which differ from the requirements of NI 43-101 and the CIM Standards.

Pursuant to the new U.S. Rules, the SEC recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the definitions of “proven mineral reserves” and “probable mineral reserves” under the U.S. Rules are now “substantially similar” to the corresponding standards under NI 43-101. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that Ero reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms under the U.S. Rules are “substantially similar” to the standards under NI 43-101 and CIM Standards, there are differences in the definitions under the U.S. Rules and CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that Ero may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had Ero prepared the reserve or resource estimates under the standards adopted under the U.S. Rules.

ADDITIONAL INFORMATION

Additional information about Ero and its business activities, including the AIF, is available under the Company’s profile at www.sedar.com and www.sec.gov.

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